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15048648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 2 2015

SEC FILE NUMBER
8- 65525

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) ANDNDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RABO SECURITIES USA INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue (No. and Street)

(City) NEW YORK (State) NEW YORK Zip Code) 10167

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth McGrory (212) - 808 2562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG_LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth McGrory, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rab Securities_USA, Inc., as of December 31st, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOCELYNE LALLEMAND
Notary Public, State of New York
No. 01LA6165644
Qualified in Rockland County
Certificate Filed in New York County
My Commission Expires May 17, 2015 14

Notary Public

Signature
Kenneth McGrory
President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Rabo Securities USA, Inc.
December 31, 2014
With Report of Independent Registered Public Accounting Firm

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2014

Contents

EY
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Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

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Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors of
Rabo Securities USA, Inc.

We have audited the accompanying statement of financial condition of Rabo Securities USA, Inc. (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Scope

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rabo Securities USA, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2014

(In Thousands, Except Share Amounts)

Assets	
Cash and cash equivalents	$ 8,084
U.S. government securities	73,700
Receivables from underwriters, net	3,418
Receivables from clearing organization, net	61,213
Receivables from broker dealers	85
Receivables from affiliates	1,232
Receivables from customers	239
Other assets	145
Total assets	$ 148,116
Liabilities and stockholder's equity	
Liabilities:	
Payables to affiliates	$ 64,808
Accounts payable and accrued expenses	360
Income taxes payable	2,333
Total liabilities	67,501
Stockholder's equity:	
Common stock (1,000 shares authorized, issued and outstanding, $.01 par value)	-
Additional paid-in capital	$ 32,000
Retained earnings	48,615
Total stockholder's equity	80,615
Total liabilities and stockholder's equity	$ 148,116

See notes to Statement of Financial Condition.

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999. The Company is a wholly owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is a wholly owned subsidiary of Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank Nederland").

The Company is an institutional brokerage and investment banking firm. The Company is engaged primarily in the business of underwriting and private placement services, mergers and acquisitions transaction advisory services, fixed-income sales and trading, and effecting transactions in foreign equities and fixed income securities on behalf of an affiliate. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker-dealer in March 2003. RSI become a registered member of the Chicago Mercantile Exchange ("CME") for the singular purpose of clearing Interest Rate Swap ("IRS") transactions on behalf of Rabobank Nederland. After careful consideration of the requirements to register as a clearing member of the CME, it was determined by the Parent that RSI would become the clearing member. The Company also participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis and in private placement transactions as initial purchaser, principal or agent for which it earns underwriting revenue or advisory fees. RSI may also engage in sales and trading activities in support of its underwriting and private placement activities. The Company also provides merger and acquisition ("M&A") transaction advisory services to institutional clients.

The Company also participates in the private placement of asset-backed commercial paper for Rabobank Nederland administered commercial paper programs for which it earns brokerage fees. These transactions are executed with institutional clients and the activity is cleared via Pershing LLC (the "Clearing Broker").

The Company acts as an agent for non-U.S. equity sales by its affiliate, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Utrecht Branch ("Rabobank Utrecht Branch"), to U.S. institutional investors and earns commission income on this brokerage business. Commencing in

November of 2014, RSI now acts as an agent on behalf of its affiliate Rabobank Utrecht Branch, in Eurobonds as well, which are primarily foreign fixed income securities. The Company clears its foreign equities and fixed income securities brokerage business on a delivery versus payment/receipt versus payment basis through Rabobank Utrecht Branch and for U.S. securities on a fully disclosed basis through the Clearing Broker.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents are defined as short-term, highly liquid investments with a maturity of three months or less when purchased. Included in cash and cash equivalents is $8,084 of money market funds placed with a financial institution.

As of December 31, 2014, U.S. Government Securities represent U.S. Treasury Bills with a maturity of 91 days when purchased.

RSI is a dealer in commercial paper and purchases commercial paper from its affiliated conduits (see footnote 10) with the intention of selling the paper on to its client base the same day. If the Company is unable to sell all of its commercial paper commitments to clients, it holds any unsold balances overnight in its trading account. Additionally, in instances where the Company is purchasing commercial paper back from a client they may hold it to maturity. Interest earned on commercial paper is determined based on LIBOR plus a spread. The spread varies based upon the length of the term of the paper and market conditions at issuance. Interest income is recognized on an accrual basis. Commission revenue is recorded on a trade date basis. Underwriting income net of syndicate expenses arises from securities offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized at the time the underwriting is completed and the income is reasonably determinable. Transaction related expenses are deducted from the underwriting fee and therefore reduce the revenue the Company recognizes. As placement agent for underwriting transactions, management must estimate the Company's share of transaction related expenses incurred by the lead manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically within 90 days following the closing of the transaction.

Rabobank Nederland entered into a cooperative arrangement with another third party entity for which both parties share certain revenue based on an agreed percentage. Accordingly, a percentage of revenues earned under this agreement by Rabobank Nederland (from the other entity) are allocated to the Company and included in receivables from affiliates on the statement of financial condition. Similarly, a percentage of revenues earned by the Company are allocated to Rabobank Nederland and are netted against receivables from affiliates on the statement of financial condition. The net amounts receivable from affiliates are remitted to the Company from Rabobank Nederland. In April, 2014 this agreement was terminated, however, there were still some legacy deals that were active prior to termination. Thus, their successful consummation resulted in revenue being booked according to the terms of the cooperative arrangement.

There was no allowance for doubtful accounts at December 31, 2014. The Company establishes an allowance for doubtful account when it determines the receivable to be uncollectible.

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

3. Receivables from Underwriters, net, Brokers and Dealers, and Clearing Organization, net

Receivables from underwriters, net, represent underwriting fees receivable net of charges and fees. The Company conducts underwriting business with brokers and dealers that are members of

(In Thousands)

FINRA and the major securities exchanges. Receivables from brokers and dealers represents brokerage fees receivable from the Clearing Broker related to the Company's commercial paper business, net of ticket charges and other transactional fees. There was no allowance for doubtful accounts at December 31, 2014.

Receivables from clearing organization, net, represent the balance held at the CME. The balance at the CME includes a Guarantee Fund of $50,000 and a Membership deposit of $5,000. The remaining balance of $6,213 at December 31, 2014 is a margin balance.

There were no failed to deliver or to receive securities from customers at December 31, 2014.

4. Concentration of Credit Risk

At December 31, 2014, the statement of financial condition that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with one financial institution, cash equivalents, which are invested in a money market fund and commercial paper issued by a related party. There was no commercial paper held as of December 31, 2014.

RSI maintains a revolving finance facility (the "Facility") with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Grand Cayman Branch ("Rabobank Grand Cayman Branch") of up to $5,000,000. Under the Facility, Rabobank Grand Cayman Branch agrees that, in the event any affiliate debt instruments as defined in the Facility are not redeemed when presented for payment, it shall forgive its related loans to RSI by making an equity contribution to the Company, in an amount equal to the market value of any affiliate debt instruments including any commercial paper held. Borrowings under this facility are classified as borrowings from an affiliate in the statement of financial condition. At December 31, 2014, there were no outstanding borrowings from an affiliate (Note 10).

(In Thousands)

5. Off Balance Sheet Risk and Transactions with Customers

ASC 460, Guarantees, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer nonperformance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying customer securities, thereby reducing the associated risk to changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for customer accounts at December 31, 2014.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company is included in the combined New York State and New York City income tax return filed by the Parent and certain other subsidiaries of the Parent. The income tax provision has been calculated in the statement of financial condition on a stand-alone basis at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a tax sharing agreement between the Parent and its subsidiaries. The Parent pays taxes on the Company's behalf and, therefore, income taxes payable in the statement of financial condition represents an inter-company payable.

As of December 31, 2014, the Company did not separately state its deferred tax amounts as there were no significant temporary differences.

As of December 31, 2014, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740. The Company does not have unrecognized tax benefits. The Company does not believe that it is reasonably possible that significant unrecognized benefits will accrue within the next 12 months.

The Parent of the Company is currently under federal audit for the tax years ended December 31, 2004 through December 31, 2010. The standard three year statute of limitations applies for returns filed in New York State and City.

(In Thousands)

7. Benefits

An affiliate also has a 401(k) plan in which eligible employees of the Company may participate. The plan includes employee contributions and matching contributions by the affiliate subject to certain limitations. Expenses related to postretirement, healthcare and other benefits are allocated to the Company.

8. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 (the "Rule"). FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis, and under paragraph (k) (2) (i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

At December 31, 2014, the Company had net capital of approximately $75,334 which was $75,084 in excess of the amount required to be maintained at that date.

9. Financial Instruments

In accordance with ASC 820, Fair Value Measurements and Disclosures, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or

liability developed based on the best information available in the circumstances. Each investment is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

Fair Value Hierarchy

The three-level hierarchy of inputs is summarized below:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following is a summary of the assets and liabilities measured at fair value as of December 31, 2014.

Description	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Assets				
U.S. Government securities	$ 73,700	–	–	$ 73,700
Total	$ 73,700	$ –	$ –	$ 73,700

The fair value of U.S. Government securities are based on quoted prices in active markets. During the year no transfers were made between any levels.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short term nature and generally limited credit risk. These instruments include cash and cash equivalents, receivables from underwriters, net, receivables from clearing organizations, net, receivables from broker dealers, receivables from and payable to affiliates, and receivables from customers. These financial instruments would be classified as either Level 1 or 2 within the fair value hierarchy.

10. Related Party Transactions

The Company receives services pursuant to a service level arrangement with the Company's affiliate, Rabobank International, New York Branch ("Rabobank New York Branch"), dated November 18, 2009. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from Rabobank New York Branch based on the portion attributable to the Company.

Allocated administrative costs relate to expenses of operational departments within Rabobank New York Branch such as legal, accounting, audit, back office processing, systems, etc.

(In Thousands)

Payments related to the service level agreement are invoiced and settled in U.S. Dollars. Amounts owed to Rabobank New York Branch relating to the service level arrangement and other expenses paid on behalf of the Company are $3,594 and are included in payables to affiliates in the statement of financial condition.

In the foreign equities and Eurobond brokerage business, the Company acts as agent between its affiliate, Rabobank Utrecht Branch, and the Company's clients, in foreign equity and fixed income securities transactions with U.S. major institutional investors. The fees earned are governed by an agreement with Rabobank Utrecht Branch and represent a fixed percentage of gross commissions plus a ticket charge for individual trade allocations. Balances resulting from such transactions are included in receivables from affiliates in the statement of financial condition and were $1,232 at December 31, 2014.

The Company acts as a placement agent of commercial paper issued by Rabobank New York Branch administered commercial paper programs. Additionally, the Company held asset-backed commercial paper purchased from affiliates during the year. The Company has, under a revolving subordinated loan agreement approved by FINRA, the ability to borrow $100,000 from its affiliate, Rabobank Grand Cayman Branch, at an interest rate based on the one-month LIBOR. This agreement terminates March 20, 2015. At December 31, 2014 and during the year then ended, there was no indebtedness under this revolving subordinated loan agreement.

11. Contingencies

From time to time in the normal course of business, the Company may be a party to various litigation matters and regulatory inquiries. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition of the Company. At December 31, 2014, no litigation was pending against RSI.

12. Subsequent Events

The Company has evaluated subsequent events through February 27, 2015, the date the statement of financial condition was issued. No Subsequent event was found that would change the statement of financial condition.